 As filed with the Securities and Exchange Commission on November 8, 2000
                                                     Registration No. 333-42380
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             Amendment No. 3
                                      to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                         Pilot Network Services, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

                                ---------------

            Delaware                           7380                          94-3305774
  (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or          Classification Code Number)          Identification No.)
         organization)

                          1080 Marina Village Parkway
                               Alameda, CA 94501
                                (510) 433-7800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------
                              M. Marketta Silvera
                          1080 Marina Village Parkway
                               Alameda, CA 94501
                                (510) 433-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                  Copies to:

                            Timothy G. Hoxie, Esq.
                      Heller Ehrman White & McAuliffe LLP
                                333 Bush Street
                        San Francisco, California 94104
                           Telephone: (415) 772-6000
                           Facsimile: (415) 772-6268

                                ---------------
   Approximate date of commencement of proposed sale to the public: From time to time as soon as practicable following the effectiveness of this Registration Statement.

   If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. Although we + +are permitted by US federal securities law to offer these securities using + +this prospectus, we may not sell them or accept your offer to buy them until + +the documentation filed with the SEC relating to these securities has been + +declared effective by the SEC. This prospectus is not an offer to sell these + +securities or our solicitation of your offer to buy these securities in any +
+jurisdiction where that would not be permitted or legal.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Prospectus     Subject to Completion, dated November 8, 2000

                          PILOT NETWORK SERVICES, INC.

                                4,511,572 Shares

                                  Common Stock

  This prospectus may be used only in connection with the resale, from time to time, of up to 4,511,572 shares of common stock, $0.001 par value, of Pilot Network Services, Inc. by the selling stockholders, Marshall Capital Management, Inc., Primus Telecommunications Group, Incorporated and Greyrock Capital. This amount includes 3,014,199 shares of common stock which may be issuable upon conversion or exchange of outstanding shares of Series A convertible preferred stock, 577,833 shares of common stock issuable upon exercise of currently outstanding warrants to purchase common stock held by the selling stockholders and 919,540 shares of common stock currently owned by one of the selling stockholders. This amount is equal to approximately 14.1% of our currently outstanding common stock and represents the maximum number of shares being registered for resale under this prospectus. The total number of shares the selling stockholders may sell under this prospectus as of October 31, 2000 is 4,511,572.

  Our address is 1080 Marina Village Parkway Alameda, CA 94501 and our telephone number is (510) 433-7800.

  Our common stock trades on the Nasdaq National Market under the symbol "PILT". On November 1, 2000, the closing price for our common stock, as reported on the Nasdaq National Market, was $3.38 per share.

  Beginning on page 3, we have listed a number of "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Pilot's common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                    This prospectus is dated [______      ]

                              SUMMARY INFORMATION

   We provide a wide range of secure Internet services that incorporate high-bandwidth connectivity and enable secure electronic business over the Internet. Our services are offered for a fixed monthly fee on an annual subscription basis and include secure hosting and Internet connectivity services that enable secure connectivity between a corporate network and the Internet and secure virtual private networking services that enable remote users and wide-area networks to securely communicate enterprise-wide and over the Internet. We provide these secure services by connecting customer networks or servers to the Internet through one of our customer centers. We call these centers Network Security Centers.

   The foundation of our all of our services is our Heuristic Defense Infrastructure, an Internet security approach we developed to continuously manage and monitor Internet traffic to and from customer networks in order to respond in real-time to security threats. The Heuristic Defense Infrastructure consists of a multi-layered defensive architecture and around-the-clock security operations delivered through geographically dispersed customer centers called Network Security Centers that are connected to customer networks via dedicated, high-speed data lines. Through automated tools and around-the-clock personnel staffing, we monitor and assess customer network traffic against customer-specific security profiles. We look for and react to detected anomalies in this network traffic. Our services aggregate the experience gained from protecting each customer against attacks and leverage such experience for the collective benefit of all customers. The Heuristic Defense Infrastructure offers benefits over other security approaches by eliminating single points of failure, enhancing attack detection, delivering real-time defenses, and adapting continuously to external conditions. Customers can concentrate on their core business because the secure infrastructure for electronic commerce is provided by Pilot.

   Our Internet security services allow our customers to avoid the risks associated with traditional approaches to Internet security. Customers can also avoid extensive costs associated with implementing their own security programs. These costs include set-up costs for security and systems design, hardware, software, Internet access services provided by Internet Service Providers, as well as labor and ongoing costs for telecommunications, staffing, maintenance and upgrades.

   In this prospectus, "Pilot", "we", "us" and "our" refer to Pilot Network Services, Inc.

                                  RISK FACTORS

   You should carefully consider the following and other information contained in this prospectus before making an investment decision. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

If our existing financing sources and other sources are not available, we may not have sufficient cash to satisfy our working capital requirements.

   If we are unable to generate sufficient cash flow from operations, or are unable to obtain additional equity or equipment lease financing, we may be required to sell assets, scale down our operations and expansion plans, refinance all or a portion of our existing indebtedness or obtain other sources of financing earlier than planned, any of which could have a material adverse impact on our financial condition and ability to continue operations. Our working capital requirements depend upon several factors, including:

  . plans to incur substantial additional capital expenditures primarily for additions to and expansions of our Network Security Centers;

  .  developing, acquiring or licensing new applications and technologies;
     and

  . the level of resources that we devote to our sales and marketing activities.

   In addition to the $30.0 million in aggregate equity investment in June 2000 and December 1999 and the $8.0 million credit facility completed in November 1999, we believe that we will require additional equity financing. Additional equity is needed primarily to fund sales and marketing expenses, as well as engineering expenses required to implement services to new customers. Therefore, the amount of new equity that we are able to raise is a factor in how fast we are able to grow our customer and revenue base. To maintain our current growth rates, we need to raise $15 million to $20 million of new financing over the next twelve months. We will need even more capital if we cannot renew or replace our present $8.0 million credit facility after its expiration at the end of January 2001. We may not be successful in obtaining required financing on commercially reasonable terms, or at all.

   We face several limitations on our ability to raise new capital, including the recent decline in our stock price. Our ability to raise new capital could also be affected by limitations on our ability to sell equity securities, including rights of first refusal and limits on certain offerings contained in the securities purchase agreement between us and Marshall Capital. If we are unable to raise adequate capital, our business could be materially and adversely affected.

Our ability to effectively manage our business may be disrupted by recent disclosures related to weaknesses in our internal controls.

   In October 2000, our Chief Financial Officer and our Executive Vice President of Financial Planning resigned. In addition, our independent auditors have advised the Audit Committee of our board of directors of a material weakness in our internal controls. A recent review of certain transactions also illustrated a weakness with respect to quarterly cut-off controls. There likely has been an absence of effective controls and evidence of supervisory overrides related to cut-off of sales transactions.

   The investigation undertaken by the Audit Committee into these issues, the resignations of our Chief Financial Officer and our Vice President of Financial Planning and the attention directed at addressing these issues have disrupted our business and diverted management's attention from the daily operation of our business. In addition, although we have hired an interim Chief Financial Officer, he has limited experience working with the remaining members of our management team. Continued disruption to our business due to the factors described above may impair our ability to run our business effectively.

We are experiencing operating losses and may not achieve profitability.

   We have experienced operating losses and negative cash flows from operations in each quarterly and annual period since we began operations in 1993 and expect to continue to experience losses for the foreseeable future. As of June 30, 2000, we had an accumulated deficit of approximately $58.8 million. We experienced an increase in net loss in fiscal 1998, 1999 and 2000. The revenue and income potential of our business and market is unproven, and our limited operating history makes an evaluation of our prospects difficult.

   Failure of our services to achieve market acceptance would have a material adverse effect on our revenues and results of operations. We cannot assure you that we will ever achieve profitability.

We are involved in securities litigation which may be disruptive to our business.

   In October 2000, several purported stockholder class action suits were filed against us and certain of our officers and directors. The complaints generally allege that the market value of our common stock was unlawfully inflated as a result of statements we made. Although we intend to defend ourselves vigorously against the claims, if we are not successful, we may be subject to liability for the claims. In addition, the claims are likely to divert management's attention from the daily operation of our business.

Our stock price is volatile, which may impair our ability to raise money and cause our investors to lose money.

   Our stock price is very volatile. For example, our stock price has fluctuated from a low of $1.50 to a high of $50.38 in the past 12 months. In addition, our revenues or operating results may not meet the expectations of investors or securities analysts, contributing to the volatility of our stock price. The volatility of our stock price may impair our ability to raise money and may cause our stockholders to lose all or part of their investment.

The conversion of our Series A convertible preferred stock may have a dilutive impact on our security holders.

   The number of shares of common stock that may ultimately be issued upon conversion or exchange of shares of our Series A convertible preferred stock is presently undeterminable because the conversion price of the Series A convertible preferred stock is based on the price of the common stock at the time of the conversion. The conversion price of the Series A convertible preferred stock is equal to the lower of $18.266 and 101% of the average of the three lowest closing bid prices of the common stock for the 10 trading days immediately preceding the day of conversion. The conversion price in effect on October 31, 2000 was $1.5675. Based on this conversion price, the conversion of approximately 4,725 shares of Series A convertible preferred stock outstanding would result in the issuance of 3,014,199 shares of common stock based on the conversion price in effect on October 31, 2000, leaving 10,275 shares of preferred stock unconverted. This represents about 20.0% of our outstanding common stock based on the number of shares outstanding (prior to conversion of Series A convertible preferred stock) as of October 1, 2000. In addition, we have granted to Marshall Capital an exchange right with respect to approximately 2,371 shares of Series A convertible preferred stock pursuant to which Marshall Capital may exchange one share of Series A convertible preferred stock for approximately 638 shares of our common stock, up to an aggregate of 1,512,579 shares; shares issued under the exchange right count against the overall limit of 3,014,199 shares of common stock issuable upon conversion of the Series A convertible preferred stock. This exchange ratio is equivalent to a conversion price of $1.5675 per share of common stock. We have granted the exchange right to Marshall Capital in consideration for Marshall Capital's agreement to extend the deadline under the Series A convertible preferred stock financing agreements related to the timing of our 2000 annual meeting of stockholders.

   The following table illustrates how the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock would increase if the market price of our common stock were to fall, causing the conversion price of the Series A convertible preferred stock to decline as well:

Conversion Price...................    $15.00     $12.00      $8.00      $5.00
Number of Shares of Common Stock
 Issuable upon Conversion.......... 1,000,000  1,250,000  1,875,000  3,000,000
Percentage of Shares of Common
 Stock Outstanding (prior to
 conversion of Series A convertible
 preferred stock) as of October 31,
 2000..............................       6.6%       8.3%      12.4%      19.9%

The issuance of shares of common stock upon conversion of the Series A convertible preferred stock could cause the price of our common stock to decline.

   As described above, the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock would increase if the market price of our common stock were to fall. Those shares of common stock may be sold into the public market, increasing the number of shares of our common stock which are freely tradable. Accordingly, any increased issuance of our common stock resulting from a lowered conversion price could place additional downward pressure on the price of our common stock generally.

The interests of the holders of Series A convertible preferred stock may conflict with the interests of holders of common stock.

   The holders of Series A convertible preferred stock may benefit from a reduction in the market price of our common stock, particularly in the short term, because a reduction in the market price of our common stock reduces the conversion price of the Series A convertible preferred stock. As a result, the interests of the holders of Series A convertible preferred stock may, in some instances, conflict with the interests of the holders of common stock.

Some of our future revenue growth plans depend upon third parties to deliver our Heuristic Defense Infrastructure and generate revenues.

   In fiscal 2000, we sold technology and consulting services to enable two telecommunications carriers to embed our Heuristic Defense Infrastructure in several of their security centers. As part of the relationship with these carriers, we will receive a recurring fee based on the total revenue generated through the Heuristic Defense Infrastructure. In exchange, we will provide security monitoring for network traffic using the Heuristic Defense Infrastructure. The success of these relationships and similar relationships we intend to establish with other telecommunications carriers will impact our ability to successfully grow our business in a more profitable and less capital intensive manner than with Pilot-owned Network Security Centers. While the telecommunications carriers have committed capital and operational resources to these projects, as of October 1, 2000, none of these third-party centers are operational or generating any revenue to Pilot. There are no guarantees that these centers will ever be operational or that they will generate material revenues or earnings for us. To the extent one or both of the carriers elect not to proceed with using the Heuristic Defense Infrastructure or if the implementation is materially delayed, there could be a material adverse effect on our ability to expand operations and improve our operating results and financial condition.

We may not be able to prevent unauthorized access to our customers' networks.

   Despite our focus on Internet security, we may not be able to stop unauthorized attempts, whether made unintentionally or by computer "attackers," to gain access to or disrupt the network operations of our customers. Accordingly, our success is substantially dependent on the continued confidence of our current and potential customers that we provide superior network security protection. Any failure by us to stop unauthorized access from the Internet or disruptions to related Internet operations of our customers could materially harm our customers, our network infrastructure or our reputation in the marketplace and therefore our ability to attract and retain customers.

   Although we generally limit warranties and liabilities relating to security in our customer contracts, our customers may seek to hold us responsible for any losses suffered as a result of unauthorized access to customers' network systems from the Internet. This could result in liability to us, which could have a material adverse effect upon our business. Moreover, computer attackers from the Internet could infiltrate our network and sabotage our network or services by creating bugs or viruses. Any adverse publicity resulting from unauthorized access could deter future customers from using our services and could cause current customers to cease using our services, which could have a material adverse effect upon our business.

We may not be able to effectively manage our growth.

   Any inability on our part to manage effectively our expansion may have a material adverse effect upon our business. Our current plans are to expand domestically and internationally by adding, or developing relationships with third parties that add, Network Security Centers in new locations and expanding Network

Security Centers in existing locations. This expansion will require us or our third party relationships to expend substantial resources for leases and improvements of facilities, purchases of equipment, implementation of multiple telecommunications connections and hiring of network, administrative, customer support, and sales and marketing personnel. In order to integrate the components needed to deliver the services requires that we use highly skilled security and operations personnel who are in short supply in today's marketplace. Our ability to execute on our growth plans may be adversely impacted if we are unable to hire and train additional security and operations personnel.

   In addition, we have recently hired large numbers of new employees. This growth has placed, and may continue to place, a significant strain on our financial, management, operational and other resources.

The market we serve is highly competitive and we may lose market share to current or future competitors.

   We may not have the resources or expertise to compete successfully in the market we serve. The market we serve is new, rapidly evolving, highly competitive and largely undefined. There are few barriers to entry, and we expect that we will face increasing competition from existing competitors and new market entrants in the future.

   We believe our greatest competition is not from direct competitors, but rather from a broad range of companies that provide individual components of bundled services. Competition may include major telecommunications carriers, Internet service providers, hosting service companies and Internet security software companies, many of which have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. As a result, some of these competitors may be able to develop and expand their network infrastructures and service offerings more quickly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisition and other opportunities more readily, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than us.

   In addition, we believe that the businesses with which we compete, such as telecommunications carriers and Internet service providers, are likely to consolidate in the near future, which could result in increased price and other competition that could have a material adverse effect on our ability to compete in our market.

If our systems fail, our business will suffer.

   Despite existing and planned precautions by us, the occurrence of a natural disaster or other unanticipated problems at one or more of our Network Security Centers could result in interruptions in the services we provide. Our success depends on the excellence of security protection and uninterrupted operation of our network infrastructure. Any damage to or failure of our systems or those of our service providers could result in reductions in, or terminations of, services supplied to our customers. If our services are interrupted, then our customers may temporarily lose access to the Internet. This means our customers may lose business, suffer inefficiencies in their operations and may lose their customers, which could cause our customers to elect not to use our services.

The expansion of our international operations exposes us to risks.

   A key component of our long-term strategy is to expand into international markets. We are currently expanding in Europe and Australia through our relationships with telecommunications carriers. If that strategy is not successful, then we would have to consider building our own Network Security Centers in these regions, which would require more capital and increase our expenses. Operations in Europe and Australia could expose us to a number of risks, including:

  .  staffing and managing foreign operations;

  .  increased financial accounting and reporting complexities;

  .  potentially adverse tax consequences;

  .  the loss of revenues resulting from currency fluctuations;

  .  compliance with a wide variety of complex foreign laws and treaties; and

  .  licenses, tariffs and other trade barriers.

   If the revenue we generate from any international Network Security Center is not adequate to offset the expense of establishing and maintaining any such international operation, our financial condition could be materially and adversely affected.

We depend on third party network infrastructure providers to deliver our services.

   Our business relies on Internet exchange points, or IXPs, to transmit our customers' traffic to and from the Internet. If the carriers that operate these IXPs discontinue their support of the peering points or refuse to offer services to us and no alternative providers emerge, or such alternative providers increase the cost of utilizing the IXPs, our ability to transmit network traffic will be significantly constrained. Our success depends upon these Internet infrastructure providers.

   In addition, we rely on a number of private peering interconnections (i.e., arrangements among access providers to carry traffic of each other) to deliver our services. If we are unable to access alternative networks on a cost-effective basis to distribute our customers' content or pass through any additional costs of utilizing these networks to our customers, our business will be materially harmed.

Our ability to deliver our services will suffer if we are unable to obtain components available in limited quantities or from single source.

   If we fail to obtain hardware or software components that we require on a timely basis and at an acceptable cost, our ability to provide our services will suffer. We are dependent on other companies to supply certain key components, such as routers, servers and operating system software, of our telecommunications infrastructure and system and network management solutions that, in the quantities and quality demanded by us, are available only from sole or limited sources.

If we are not able to enhance our services to adapt to rapid technological change, our services may not achieve market acceptance.

   We focus on delivering secure Internet services to companies engaged in electronic commerce. This is an emerging and rapidly evolving market. Consequently, the market for our services is characterized by rapidly changing and unproven technology, evolving industry standards, changes in customer needs, emerging competition and frequent new service introductions. Our success depends, in part, on our ability to offer services that incorporate leading technology, address the increasingly sophisticated and varied needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Future advances in technology may not be beneficial to, or compatible with, our business or we may not be able to incorporate such advances on a cost-effective and timely basis into our business. We believe that our ability to compete successfully is also dependent upon the continued compatibility and interoperability of our services with products, services and architectures offered by various vendors as part of our services. These products may not be compatible with our infrastructure or these products may not adequately address changing customer needs. In addition, products, services or technologies developed by others may render our services uncompetitive or obsolete, which would materially harm our business.

If we are not able to attract and retain qualified personnel, our business will not be able to grow.

   Our success depends in significant part upon the continued services of our key technical, sales and senior management personnel, including our President and Chief Executive Officer, Marketta Silvera, and our Chief

Technology Officer, Thomas Wadlow. In addition, our Chief Financial Officer and our Vice President of Financial Planning have recently resigned and we have not yet hired permanent replacements for either of them. Any officer or employee of ours can terminate his or her relationship with us at any time. The loss of the services of one or more of our key employees or our failure to attract additional qualified personnel could have a material adverse effect on our business.

The law governing the liability of on-line service providers is unsettled and exposes us to risks.

   The law relating to the liability of on-line service companies such as Pilot and Internet access providers for information carried on or disseminated through their networks is currently unsettled. It is possible that claims could be made against us under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through our networks. The imposition of liability upon us for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources, or to discontinue some service offerings.

Our proprietary rights may be inadequately protected and infringement claims could harm our competitive position.

   We rely on a combination of copyright, trademark, patent, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in the technology underlying our services. Most significantly, we currently have three patent applications related to our Heuristic Defense Infrastructure pending with the U.S. Patent and Trademark Office. If we fail to obtain patents or trademarks from currently pending or any future applications, or if any patents or trademarks that are issued or granted are not sufficient in scope or strength to provide meaningful protection or any commercial advantage to us, then our business may be harmed. In addition, the laws of certain foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States.

   The contractual arrangements and other steps we take to protect our intellectual property may not prove sufficient to prevent infringement of or misappropriation of our technology or may not deter independent third-party development of similar technologies. Any such infringement or misappropriation, should it occur, could have a material adverse effect on our ability to deliver our services.

   To date, we have not been notified that our services infringe the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement or indemnification by us with respect to current or future services. Any such claim, whether meritorious or not, is likely to be time-consuming, result in costly litigation, cause product installation delays, prevent us from using important technologies or methods, subject us to substantial damages, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect upon our business.

We do not intend to pay dividends.

   We do not intend to pay any dividends in the foreseeable future, so the only purpose of investment in Pilot's shares is in expectation of a potential increase in the shares' value. It is possible that Pilot's shares will decline in value in the future. If you cannot afford to lose the full value of your investment, in either the short or long term, purchasing Pilot shares is not appropriate for you.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   Forward-looking statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A number of risks and uncertainties, including those discussed above under the caption "Risk Factors" above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York, 10048 and 500 West Madison, Chicago, Illinois, 60661. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where you can find information regarding issuers (including Pilot).

   This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-42308). The registration statement contains more information than this prospectus regarding Pilot Network Services Inc. and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

   The following documents filed pursuant to the Exchange Act are incorporated into this prospectus by reference:

  . our Current Reports on Form 8-K (SEC File No. 000-24507) filed with the SEC on November 2 and November 8, 2000

  . our Annual Report on Form 10-K (SEC File No. 000-24507) for the fiscal year ended March 31, 2000 filed with the SEC on June 30, 2000;

  . our Current Report on Form 8-K (SEC File No. 000-24507) filed with the SEC on June 30, 2000;

  . our Quarterly Report on Form 10-Q (SEC File No. 000-24507) for the quarter ended June 30, 2000 filed with the SEC on August 14, 2000, as amended by Amendment No. 1 thereto filed with the SEC on November 8, 2000; and

  . the description of our common stock contained in the registration statement on Form 8-A (SEC File No. 000-24507) filed with the SEC on June 23, 1998 registering our common stock under Section 12 of the Exchange Act.

   All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered in this prospectus shall be deemed to be incorporated by reference in this prospectus.

   We will undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this prospectus incorporates. Requests for such copies should be directed to: Chief Financial Officer, Pilot Network Services, Inc., 1080 Marina Village Parkway Alameda, CA 94501 (510) 433-7800.

                              SELLING STOCKHOLDERS

   On June 28, 2000, we entered into a securities purchase agreement with one of the selling stockholders, Marshall Capital Management, Inc., pursuant to which we sold 15,000 shares of our Series A convertible preferred stock to Marshall Capital for $15,000,000. Marshall Capital also acquired a warrant to purchase 256,621 shares of common stock with an exercise price of $17.536 per share in connection with the transaction. This prospectus covers the common stock issuable upon conversion or exchange of the 15,000 shares of Series A convertible preferred stock, potential dividends paid in common stock, and common stock issuable upon exercise of the warrant issued to Marshall Capital. The terms of the securities purchase agreement and the Series A convertible preferred stock are summarized below under "Description of Capital Stock-- Preferred Stock."

   We are registering the shares being offered by the other two selling stockholders, Greyrock Capital and Primus Telecommunications Group, Incorporated, pursuant to our obligations under an investors' rights agreement to which they are parties. Greyrock Capital may acquire the shares it is offering upon exercise of a warrant to purchase common stock we issued to Greyrock Capital in November 1999 in connection with a credit facility we established with Greyrock Capital at that time. Primus Telecommunications acquired the shares it is offering in a December 1999 private placement.

   Other than ownership of our securities, none of the selling stockholders has had a material relationship with us within the past three years.

Registration Rights Agreement.

   On June 28, 2000, we also entered into a registration rights agreement with Marshall Capital. This agreement requires that we register shares of common stock sufficient to effect the conversion of 15,000 shares of Series A convertible preferred stock, any dividends paid in common stock to the holders of the Series A convertible preferred stock, and the exercise of the warrant issued to Marshall Capital. We will also prepare and file any amendments and supplements to the registration statement as may be necessary in accordance with the Securities Act, and the rules and regulations promulgated thereunder.

   We are subject to penalties if we do not fulfill our obligations under the registration rights agreement. For example, the registration statement must be filed 30 days from the issue date of the Series A convertible preferred stock. Furthermore, the registration statement covering the resale of the common stock must be effective within 90 days after the date of the registration rights agreement or, if earlier, 60 after the filing date of the registration statement of which this prospectus forms a part. Finally, our stock must be listed on the American Stock Exchange, the New York Stock Exchange, or the Nasdaq Stock Market. Potential penalties for failing to meet our obligations under the registration rights agreement include payments equal to approximately 1.5% of the purchase price of the Series A convertible preferred stock per month until the registration statement is either filed or effective and reductions in the conversion price applicable to the Series A convertible preferred stock.

Holdings of Selling Stockholders.

   The following table sets forth the aggregate number of shares of common stock beneficially owned by each of the selling stockholders and offered by selling stockholders under this prospectus. Marshall Capital acquired the Pilot securities it holds in June 2000, Primus Telecommunications acquired the Pilot securities it holds in December 1999 and Greyrock Capital acquired the Pilot securities it holds in November 1999. After giving effect to the offering, each of the selling stockholders beneficially owns no shares of our common stock.

                            Number of Shares      Percent of
Name of Selling            Beneficially Owned     Outstanding     Number of
Stockholder               Prior to the Offering Common Stock(1) Shares Offered
---------------           --------------------- --------------- --------------
Marshall Capital
 Management, Inc.........       3,270,820(2)         17.8(3)      3,270,820(4)
PrimusTelecommunications
 Group, Incorporated.....       1,119,540(5)          7.3         1,119,540
Greyrock Capital.........         121,212(6)            *           121,212
                                ---------                         ---------
  Totals.................       4,511,572            24.1         4,511,572
                                =========            ====         =========

--------
 *  Less than one percent.

(1) Based on 15,106,719 shares of common stock outstanding as of October 1, 2000. In accordance with the rules of the SEC, the number of shares of common stock beneficially owned by a person includes shares of common stock subject to outstanding warrants or other convertible securities, including Series A convertible preferred stock, that are exercisable or convertible into shares of common stock within 60 days of October 31, 2000. Any shares of common stock subject to convertible securities are considered outstanding for purposes of computing the percentage ownership of the person holding the convertible securities but not for the percentage ownership of any other person.

(2) Includes 256,621 shares subject to currently outstanding warrants. The number of shares beneficially owned by Marshall Capital is based upon a conversion price of $1.5675, the conversion price of the Series A convertible preferred stock in effect on October 31, 2000. Also includes 168,421 shares subject to a conversion notice delivered to Pilot by Marshall Capital on November 1, 2000.
(3) Except under limited circumstances, no holder of Series A convertible preferred stock is entitled to convert such securities to the extent that the shares of common stock to be received by such holder upon such conversion would cause such holder to hold more than 4.99% of the outstanding shares of common stock. Accordingly, Marshall Capital disclaims beneficial ownership of more than 4.99% of the outstanding shares of common stock.

(4) Includes the maximum number of shares of common stock issuable upon conversion or exchange of the Series A convertible preferred stock prior to maturity, specifically 3,014,199 shares, plus 256,621 shares subject to warrants. A conversion price of approximately $4.976 would result in the issuance of 3,014,199 shares of common stock upon conversion of all of the outstanding shares of Series A convertible preferred stock. Based on the $1.5675 conversion price in effect on October 31, 2000, the conversion of 4,725 shares of Series A convertible preferred stock would result in an issuance of 3,014,199 shares of common stock.
(5) Includes 200,000 shares subject to currently outstanding warrants.
(6) Subject to currently outstanding warrants.

   We have agreed to indemnify the selling stockholders against liabilities arising under the Securities Act. Our agreements with the selling stockholders provide that we will reimburse them for expenses they incur in connection with investigating or defending against claims based upon untrue statements (or alleged untrue statements) or omissions (or alleged omissions) of material facts in our filings with the SEC. In addition, we will indemnify the selling stockholders against claims based on any violation (or alleged violation) by us of the Securities Act or other federal or state securities regulations.

   As explained below under "Plan of Distribution," we have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement.

                              PLAN OF DISTRIBUTION

   The shares offered hereby by the selling stockholders may be sold in a variety of ways. These include on the over-the-counter market, on the Nasdaq National Market, in negotiated transactions, or any other legal method of disposition. Sales may be at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices. The selling stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. The selling stockholders may also engage in short sales, options, swaps, derivatives and other transactions in our securities. Any broker-dealer that participates in the distribution may be deemed to be an "underwriter" within the meaning of the Securities Act, and any commissions such broker-dealer receives and any profits it realizes on the resale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

   Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if the selling stockholders act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise. Such sales may be at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales the broker-dealers may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

  .  the name of any such broker-dealers;

  .  the number of shares involved;

  .  the price at which such shares are to be sold;

  . the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

  . that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

  .  other facts material to the transaction.

   Under applicable rules and regulations under the Exchange Act, both the selling stockholders and any person engaged in the distribution of shares offered hereby may not simultaneously engage in market making activities with respect to our common stock. The duration of this restriction is determined under Regulation M and commences one or fewer days prior to a person becoming a distribution participant, and ends upon completion of such participation. Since the offering is made under SEC Rule 415, Rule 105 of Regulation M does not prohibit short selling by the selling stockholders.

   Pilot understands that each of the selling stockholders purchased the Pilot securities they hold in the ordinary course of business. At the time that each of the selling stockholders purchased the Pilot securities they hold, they had no agreement or understanding, directly or indirectly, with any person to distribute the securities, or the shares of common stock into which the securities are exercisable or convertible.

   The selling stockholders will pay all commissions, transfer taxes, and certain other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to our contractual obligations, and we paid the expenses of the preparation of this prospectus; we will also have to bear the expense of maintaining the effectiveness of the registration statement of which this prospectus forms a part.

   The selling stockholders will pay all commissions, transfer taxes, and certain other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to our contractual obligations, and we paid the expenses of the preparation of this prospectus; we will also have to bear the expense of maintaining the effectiveness of the registration statement of which this prospectus forms a part.

                          DESCRIPTION OF CAPITAL STOCK

   As of the date of this prospectus, the authorized capital stock of Pilot consists of 40,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value.

Common Stock

   As of October 1, 2000, there were [15,106,719] shares of common stock outstanding held of record by approximately [ ] registered stockholders. However, we believe, that many beneficial holders of our common stock have registered their shares in nominee or street name. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that holders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of Pilot, common stockholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Common stockholders have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   The Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Pilot or making removal of management more difficult without further action by the shareholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. These provisions could also affect the market price of our common stock.

   15,000 shares of Preferred Stock have been designated as Series A convertible preferred stock. All of the shares of Series A convertible preferred stock have been issued and sold to Marshall Capital pursuant to the securities purchase agreement.

   The terms of the Series A convertible preferred stock are summarized below.

   Conversion: Each share of Series A convertible preferred stock has a stated value of $1,000 and is convertible, at the election of the holder, into that number of shares of our common stock as is equal to $1,000 plus the amount of any unpaid dividends that have accrued on such preferred shares, plus any unpaid premium, divided by the conversion price. The conversion price is equal to the lower of:

  . $18.266, which is equal to 25% above the average closing bid of our common stock for the five day trading period immediately preceding June 28, 2000, the issue date of the Series A convertible preferred stock to Marshall Capital, and

  . an amount equal to 101% of the average of the three lowest closing bid prices for the 10 trading days immediately preceding the day of conversion (the "market conversion price").

   The following limitations apply to this conversion price:

  . during the 90 day period beginning on June 28, 2000, the conversion may only be effected at $18.266; and

  . if on any day, the average closing price of the common stock for the preceding five days is greater than $36.532, and the registration statement is effective on that day and the five days immediately preceding that date, thereafter the conversion may only be effected at $18.266: and

In addition, we have granted to Marshall Capital an exchange right with respect to approximately 2,622 shares of Series A convertible preferred stock pursuant to which Marshall Capital may exchange one share of Series A convertible preferred stock for approximately 638 shares of our common stock. This exchange ratio is equivalent to a conversion price of $1.5675 per share of common stock. We have granted the exchange right to Marshall Capital in consideration for Marshall Capital's agreement to extend the deadline under the Series A convertible preferred stock financing agreements related to the timing of our 2000 annual meeting of stockholders.

   The aggregate number of shares of common stock issuable upon conversion of the Series A convertible preferred stock and any other shares of common stock aggregated with such shares under the Nasdaq Marketplace Rules generally may not exceed 3,014,199, which is equal to 19.99% of the number of shares of our common stock outstanding on June 28, 2000. However, we may issue more than 3,014,199 shares in connection with the conversion of the Series A convertible preferred stock at its maturity in June 2002 provided that our stockholders have approved the issuance prior to that date. Based on the market conversion price of $1.5675 which was in effect on October 31, 2000, the conversion of approximately 4,725 of the 15,000 outstanding shares of Series A convertible preferred would result in an issuance of 3,014,199 shares of common stock.

   The following are examples of how the conversion price works, assuming that none of the three limitations on the conversion price apply, and that there are no premiums or dividends:

  Example 1:  If the average of the three lowest closing bid prices for the
              10 day trading period immediately prior to conversion is $10 then each share of Series A convertible preferred stock would convert into approximately 99 shares of our common stock and all 15,000 of the shares of Series A convertible preferred stock would convert into 1,485,000 shares of common stock.

  Example 2:  If the average of the three lowest closing bid prices for the
              10 day trading period immediately prior to conversion is $15, then each share of Series A convertible preferred stock would convert into approximately 66 shares of our common stock and all 15,000 of the shares of Series A convertible preferred stock would convert into 990,000 shares of common stock.

  Example 3:  If the average of the three lowest closing bid prices for the
              10 day trading period immediately prior to conversion is $30, then each share of Series A convertible preferred stock would convert into approximately 55 shares of our common stock and all 15,000 of the shares of Series A convertible preferred stock would convert into 821,198 shares of common stock. In this example the conversion price is equal to $18.266, since that amount is lower than the $30 average market price.

   The above averages will be adjusted and recalculated based on the date of each separate conversion.

   The significance of having conversion factors based upon the average closing bid price of our common stock is that it allows the holder to receive a greater number of shares of common stock if our common stock price declines. The significance of having the fixed conversion price of $18.266 set at 25% above the average closing bid price as of June 28, 2000 is that the holder will receive at least a minimum number of shares upon conversion if our stock price rises above that price.

   The conversion price of the Series A convertible preferred stock is subject to modification and adjustment. In general, the conversion price will be adjusted in connection with stock splits, distributions and issuances of securities below the then existing conversion price.

   The Series A convertible preferred stock has a liquidation preference equal to the stated value, plus all unpaid dividends and premiums accrued.

   The Series A convertible preferred stock may be redeemed or converted into common stock at our election on June 28, 2002. On June 28, 2002, we will have the option of redeeming the outstanding Series A convertible preferred shares at the stated value or, provided that the conditions below are satisfied, the outstanding Series A convertible preferred shares may be converted into a number of shares of common stock equal to the stated value of the shares divided by the average closing bid price of the common stock for the five-day trading period immediately preceding June 28, 2002.

   We do not have the power to convert the Series A convertible preferred stock into common stock unless all of the following conditions are satisfied:

  . we must provide written notice of our intention to redeem the shares at least 10 business days prior to June 28, 2002;

  . our common stock must be actively traded on the New York Stock Exchange, the American Stock Exchange, or the Nasdaq National Market;

  . a redemption event (as described below) shall not have occurred and be continuing;

  . the conversion to common stock must not result in Marshall Capital and its affiliates beneficially owning more than 3,014,199 shares of our common stock unless our stockholders have approved the issuance of a greater amount prior to June 28, 2002; and

  . the registration statement of which this prospectus forms a part is effective and available for the resale of the number of securities required by the registration rights agreement (as explained in the Selling Stockholder section above).

Marshall Capital has agreed to extend the deadline under the securities purchase agreement related to the timing of our 2000 annual meeting of stockholders.

   Redemption: Under certain circumstances, the Series A convertible preferred stock is subject to redemption at a premium three days following a written request by the holders of the Series A convertible preferred stock, who can request redemption upon the occurrence of events described in the Certificate of Designations, Rights and Preferences of the Series A convertible preferred stock, including the following:

  . if we do not timely issue common stock following conversion by a holder of Series A convertible preferred stock;

  . if we materially breach, and fail to timely cure, any covenant, material term or condition of the securities purchase agreement or other transaction document;

  . if any covenant, material term, or condition of the securities purchase agreement or other transaction document is materially misleading as of the date of such representation;

  .  if we undergo a change in control;

  . if we fail to maintain the listing of our common stock on the American Stock Exchange, the New York Stock Exchange, or the Nasdaq National Market; or

  . the registration statement of which this prospectus forms a part is not declared effective within 180 days of the issue date of the shares.

   The dollar amount of the redemption is equal to the greater of:

  . the value of the shares of Series A convertible preferred stock requested to be redeemed; or

  . the value of the Series A convertible preferred stock requested to be redeemed divided by the market conversion price as described above in effect on the date of redemption and multiplying the resulting quotient by the average closing bid price for the common stock for the 5 days immediately preceding the redemption date.

   Dividend Rights: Holders of Series A convertible preferred stock are entitled to cumulative dividends at an annual rate of 3% of the purchase price of the Series A convertible preferred stock. The dividends cumulate and are payable quarterly. The amount of each dividend is payable in cash, or, at our election, in shares of our common stock. In the event the dividends are paid in common stock, the number of shares to be delivered will be determined by dividing the dollar amount of the dividends that have accrued by the market conversion price as defined above in effect on the date the dividend is due. In order for us to pay dividends in common stock, the following conditions must be met:

  . a redemption event as described above cannot have occurred and be continuing;

  . the registration statement must be declared effective and must cover the number of shares required by the registration rights agreement; and

  . the common stock must be listed on the American Stock Exchange, the New York Stock Exchange, or the Nasdaq National Market.

   Voting Rights: In general, the Series A convertible preferred stock is non-voting, except as may be required under Delaware law. In addition, the vote of the holders of two-thirds of the outstanding shares of Series A convertible preferred stock is required to:

  . alter, change, modify, or amend any terms of the Series A convertible preferred stock in any way;

  . alter the terms of any of our other capital stock which would adversely effect the Series A convertible preferred stock;

  . create any new class of capital stock having a preference over or ranking pari passu with the Series A convertible preferred stock as to redemption or distribution of assets upon liquidation, dissolution, or winding up of Pilot;

  . increase the authorized number of shares of Series A convertible preferred stock;

  . re-issue any shares of Series A preferred stock which have been converted or redeemed;

  . issue any securities senior or equal to the Series A convertible preferred stock in terms of dividends, liquidations, or other preferences and privileges;

  . redeem or pay any dividend or distribution to any of our other capital stock; and

  . issue any Series A convertible preferred stock except pursuant to the terms of the securities purchase agreement.

Warrants

   There are currently outstanding warrants to purchase 675,453 shares of our common stock, with exercise prices ranging between $0.37 per share and $25.00 per share. The weighted average exercise price of the warrants is $16.81.

                                 LEGAL MATTERS

   The legality of the issuance of the securities being offered hereby is being passed upon us by Heller Ehrman White & McAuliffe LLP, San Francisco, California.

                                    EXPERTS

   The consolidated financial statements and schedule of Pilot Network Services, Inc. as of March 31, 2000 and 1999, and for each of the years in the three-year period ended March 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

   Securities and Exchange Commission Registration Fee................. $17,866
   Accounting Fees..................................................... $25,000
   Legal Fees and Disbursements........................................ $40,000
   Miscellaneous....................................................... $   134
                                                                        -------
     Total............................................................. $83,000
                                                                        =======

Item 15. Indemnification of Officers and Directors.

   Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

   A. Exhibits

    Exhibit
      No.                                Description
    -------                              -----------
    3.1*     Certificate of Designations, Rights and Privileges of the Series A
              Convertible Preferred Stock of Pilot Network Services, Inc., as
              filed with the Secretary of State of the State of Delaware on
              June 28, 2000

    4.1*     Registration Rights Agreement, dated as of June 28, 2000 between
              Pilot Network Services, Inc. and Marshall Capital Management,
              Inc.

    4.2*     Warrant, dated as of June 28, 2000, to purchase common stock of
              Pilot Network Services, Inc. issued to Marshall Capital
              Management, Inc.

    4.3**    Warrant to Purchase Stock dated December 28, 1999, between Pilot
              Network Services, Inc. and Primus Telecommunications Group, Inc.

    4.4**    Warrant to Purchase Stock dated November 9, 1999, between Pilot
              Network Services, Inc. and Greyrock Capital, a division of Banc of America Commercial Finance Corporation.

    4.5***   Letter Agreement, dated as of October 31, 2000, between Pilot
              Network Services, Inc. and Marshall Capital Management, Inc.

    5.1+     Opinion of Heller Ehrman White and McAuliffe LLP

   10.1*     Securities Purchase Agreement, dated as of June 28, 2000 between
              Pilot Network Services, Inc. and Marshall Capital Management,
              Inc.

   10.2**    Common Stock Purchase Agreement dated December 28, 1999, between
              Pilot Network Services, Inc. and Primus Telecommunications Group,
              Inc.

   23.1      Consent of KPMG LLP

   23.2+     Consent of Heller Ehrman White & McAuliffe LLP (contained in opinion filed as Exhibit 5.1)

   24.1+     Power of Attorney

--------
  + Previously filed.

  * Incorporated by reference to the Current Report on Form 8-K filed by the Registrant on June 30, 2000.

 ** Incorporated by reference to the Quarterly Report on Form 10-Q filed by the Registrant on February 14, 2000.

*** Incorporated by reference to the Current Report Form 8-K filed by the Registrant on November 2, 2000.

Item 17. Undertakings.

   A. The undersigned Pilot Network Services Inc. hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

   Provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Pilot Network Services, Inc. pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   B. That, for purposes of determining any liability under the Securities Act of 1933, each filing of Pilot Network Services Inc.'s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Pilot Network Services Inc. pursuant to the provisions described under Item 14 above, or otherwise, Pilot Network Services Inc. has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Pilot Network Services Inc. of expenses incurred or paid by a director, officer or controlling person of Pilot Network Services Inc. in the successful defense of any action, suit or proceeding) is asserted against Pilot Network Services Inc. by such director, officer or controlling person in connection with the securities being registered, Pilot Network Services Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, Pilot Network Services Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Alameda, State of California, on the 8th day of November 2000.

                                          PILOT NETWORK SERVICES INC.

                                                /s/ M. Marketta Silvera
                                          By: _________________________________
                                                    M. Marketta Silvera
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


             Signature                           Title                    Date
             ---------                           -----                    ----

    /s/ M. Marketta Silvera          Chairman of the Board of       November 8, 2000
____________________________________  Directors, President, and
        M. Marketta Silvera           Chief Executive Officer
                                      (Principal Executive
                                      Officer)

       /s/ Donald Marsee             Interim Chief Financial        November 8, 2000
____________________________________  Officer, (Principal
           Donald Marsee              Financial and Accounting
                                      Officer)
           Thomas Kelly*             Director                       November 8, 2000
____________________________________
            Thomas Kelly
          Thomas O'Rourke*           Director                       November 8, 2000
____________________________________
          Thomas O'Rourke


    /s/ M. Marketta Silvera                                         November 8, 2000
____________________________________
        M. Marketta Silvera
        *(Attorney-in-Fact)

                          PILOT NETWORK SERVICES INC.
                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
  3.1*    Certificate of Designations, Rights and Privileges of the Series A
           Convertible Preferred Stock of Pilot Network Services, Inc., as
           filed with the Secretary of State of the State of Delaware on June
           28, 2000

  4.1*    Registration Rights Agreement, dated as of June 28, 2000 between
           Pilot Network Services, Inc. and Marshall Capital Management, Inc.

  4.2*    Warrant, dated as of June 28, 2000, to purchase common stock of Pilot
           Network Services, Inc. issued to Marshall Capital Management, Inc.

  4.3**   Warrant to Purchase Stock dated December 28, 1999, between Pilot
           Network Services, Inc. and Primus Telecommunications Group, Inc.

  4.4**   Warrant to Purchase Stock dated November 9, 1999, between Pilot
           Network Services, Inc. and Greyrock Capital, a division of Banc of
           America Commercial Finance Corporation.

  4.5***  Letter Agreement, dated as of October 31, 2000, between Pilot Network
           Services, Inc. and Marshall Capital Management, Inc.

  5.1+    Opinion of Heller Ehrman White and McAuliffe LLP

 10.1*    Securities Purchase Agreement, dated as of June 28, 2000 between
           Pilot Network Services, Inc. and Marshall Capital Management, Inc.

 10.2**   Common Stock Purchase Agreement dated December 28, 1999, between
           Pilot Network Services, Inc. and Primus Telecommunications Group,
           Inc.

 23.1     Consent of KPMG LLP

 23.2+    Consent of Heller Ehrman White & McAuliffe LLP (contained in opinion filed as Exhibit 5.1)

 24.1+    Power of Attorney

--------

  + Previously filed.

  * Incorporated by reference to the Current Report on Form 8-K filed by the Registrant on June 30, 2000.

 ** Incorporated by reference to the Quarterly Report on Form 10-Q filed by the Registrant on February 14, 2000.

*** Incorporated by reference to the Current Report Form 8-K filed by the Registrant on November 2, 2000.